Tailwind Acquisition Corp.

1545 Courtney Avenue

Los Angeles, CA 90046

December 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Stertzel and Kevin Woody

Re:	Tailwind Acquisition Corp.
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-267403

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tailwind Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 12, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Willkie, Farr & Gallagher LLP, request by telephone that such Registration Statement be declared effective.

Please contact Danielle Scalzo, of Willkie, Farr & Gallagher LLP, counsel to the Company, at (212) 728-8620, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Chris Hollod
Chris Hollod
Chief Executive Officer